Exhibit 99.1

Leju Reports Second Quarter 2016 Results

BEIJING, August 25, 2016 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights

•                      Total revenues increased slightly to $158.3 million

•                      Revenues from e-commerce services increased by 1% year-on-year to $118.2 million

•                      Revenues from online advertising services decreased by 2% year-on-year to $34.4 million

•                      Revenues from listing services increased by 9% year-on-year to $5.7 million

•                      Non-GAAP1 income from operations decreased by 21% year-on-year to $16.5 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 11% year-on-year to $15.2 million, or $0.11 per diluted American depositary share (“ADS”)

First Half 2016 Financial Highlights

•                      Total revenues increased by 8% year-on-year to $271.3 million

•                      Revenues from e-commerce services increased by 11% year-on-year to $204.3 million

•                      Revenues from online advertising services decreased by 3% year-on-year to $56.2 million

•                      Revenues from listing services increased by 19% year-on-year to $10.8 million

•                      Non-GAAP income from operations decreased by 56% year-on-year to $9.2 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 45% year-on-year to $9.9 million, or $0.07 per diluted ADS

“Leju remained focused on being a leading provider of marketing solutions to developers and consumers in the real estate space in 2016,” said Mr. Geoffrey He, Leju’s chief executive officer. “During the second quarter of 2016, we retained our position as a leader in media marketing and e-commerce services in the primary market through product innovation and expanded partnerships. Our secondary listing business and home furnishing business continued steady growth with our home furnishing advertising business widening its market leadership. Our investment into the contractor platform Qiang Gong Zhang (7gz.com) continued to build positive growth momentum. We plan to execute on our strategies across our three business lines to achieve long-term success as a leading O2O services platform.”

Second Quarter 2016 Results

Total revenues were $158.3 million, relatively flat compared to $157.8 million for the same quarter of 2015.

Revenues from e-commerce services were $118.2 million, an increase of 1% from $117.4 million for the same quarter of 2015, primarily due to an increase in the average price per discount coupon redeemed, partially offset by the decrease in the number of discount coupons redeemed.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from online advertising services were $34.4 million, a decrease of 2% from $35.2 million for the same quarter of 2015, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $5.7 million, an increase of 9% from $5.2 million for the same quarter of 2015, primarily due to growth in secondary home sales.

Cost of revenues was $14.6 million, a decrease of 7% from $15.7 million for the same quarter of 2015, primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015.

Selling, general and administrative expenses were $134.3 million, an increase of 5% from $127.5 million for the same quarter of 2015, primarily due to increased marketing expenses related to the Company’s e-commerce business as a result of its efforts to maintain its market share in the increasingly competitive market as well as increased marketing expenses related to the promotion of the Company’s listing business and home furnishing business.

Income from operations was $10.1 million, a decrease of 33% from $15.0 million for the same quarter of 2015. Non-GAAP income from operations was $16.5 million, a decrease of 21% from $21.0 million for the same quarter of 2015.

Net income was $8.6 million, a decrease of 26% from $11.6 million for the same quarter of 2015. Non-GAAP net income was $14.3 million, a decrease of 15% from $16.9 million for the same quarter of 2015.

Net income attributable to Leju shareholders was $9.5 million, or $0.07 per diluted ADS, a decrease of 20% from $11.8 million, or $0.09 per diluted ADS, for the same quarter of 2015. Non-GAAP net income attributable to Leju shareholders was $15.2 million, or $0.11 per diluted ADS, a decrease of 11% from $17.1 million, or $0.12 per diluted ADS, for the same quarter of 2015.

First Half 2016 Results

Total revenues were $271.3 million, an increase of 8% from $251.2 million for the same period of 2015, mainly driven by growth of revenues from e-commerce services and listing services, partially offset by the decrease of online advertising services.

Revenues from e-commerce services were $204.3 million, an increase of 11% from $184.4 million for the same period of 2015, primarily due to an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $56.2 million, a decrease of 3% from $57.8 million for the same period of 2015, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $10.8 million, an increase of 19% from $9.0 million for the same period of 2015, primarily due to the growth in secondary home sales.

Cost of revenues was $28.2 million, a decrease of 8% from $30.5 million for the same period of 2015, primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015.

Selling, general and administrative expenses were $247.6 million, an increase of 16% from $213.7 million for the same period of 2015, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business as a result of its efforts to maintain its market share in the increasingly competitive market as well as increased marketing expenses related to the promotion of the Company’s listing business and home furnishing business.

Loss from operations was $3.7 million, compared to income from operations of $7.5 million for the same period of 2015. Non-GAAP income from operations was $9.2 million, a decrease of 56% from $20.7 million for the same period of 2015.

Net loss was $2.4 million, compared to net income of $6.2 million for the same period of 2015. Non-GAAP net income was $8.9 million, a decrease of 50% from $17.8 million for the same period of 2015.

Net loss attributable to Leju shareholders was $1.4 million, or $0.01 loss per diluted ADS, compared to net income attributable to Leju shareholders of $6.5 million, or $0.05 per diluted ADS, for the same period of 2015. Non-GAAP net income attributable to Leju shareholders was $9.9 million, or $0.07 per diluted ADS, a decrease of 45% from $18.1 million, or $0.13 per diluted ADS, for the same period of 2015.

Cash Flow

As of June 30, 2016, the Company’s cash and cash equivalents balance was $272.2 million.

Second quarter 2016 net cash provided by operating activities was $23.5 million, mainly attributable to non-GAAP net income of $14.3 million, a decrease in customer deposits of $6.0 million, an increase in other current liabilities of $8.1 million, and an increase in accrued payable and welfare expenses of $3.0 million, which were partially offset by an increase in accounts receivable of $7.2 million. Net cash used in investing activities was $2.0 million, mainly comprised of a payment of $2.0 million for property and equipment. Net cash used in financing activities was $3.5 million, and mainly comprised of a payment of $3.6 million to acquire non-controlling interests, which were made in 2014.

Business Outlook

The Company maintains its fiscal 2016 total revenue guidance of approximately $660 million to $690 million, which would represent an increase of approximately 15% to 20% from $575.8 million in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on August 25, 2016 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until September 1, 2016:

U.S./International:	+1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-184-2240
Passcode:	8558568

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Annie Huang

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2015	2016
ASSETS
Current assets
Cash and cash equivalents	260,296	272,188
Accounts receivable, net	113,991	106,968
Marketable securities	—	2,100
Deferred tax assets, net	31,074	30,421
Prepaid expenses and other current assets	20,881	17,890
Customer deposits	58,833	43,568
Amounts due from related parties	9	1,741
Total current assets	485,084	474,876
Property and equipment, net	6,801	7,192
Intangible assets, net	90,737	84,553
Investment in affiliates	669	520
Goodwill	39,807	39,551
Other non-current assets	3,740	3,910
Total assets	626,838	610,602

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	327	1,961
Accrued payroll and welfare expenses	45,692	39,046
Income tax payable	66,815	56,092
Other tax payable	31,930	26,747
Amounts due to related parties	10,214	7,481
Advance from customers and deferred revenue	5,703	7,789
Accrued marketing and advertising expenses	3,915	15,328
Consideration payable of acquiring non-controlling interest	7,339	272
Other current liabilities	7,672	10,258
Total current liabilities	179,607	164,974
Deferred tax liabilities	22,998	22,520
Total liabilities	202,605	187,494
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,930,870 and 135,264,294 shares issued and outstanding, as of December 31, 2015 and June 30, 2016, respectively	135	135
Additional paid-in capital	773,766	779,559
Accumulated deficit	(343,658)	(345,646)
Subscription receivables	(9)	—
Accumulated other comprehensive income	(5,522)	(9,308)
Total Leju equity	424,712	424,740
Non-controlling interests	(479)	(1,632)
Total equity	424,233	423,108
TOTAL LIABILITIES AND EQUITY	626,838	610,602

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016

Revenues
E-commerce	117,363	118,219	184,419	204,307
Online advertising services	35,244	34,433	57,786	56,214
Listing services	5,199	5,671	9,032	10,790
Total revenues	157,806	158,323	251,237	271,311
Cost of revenues	(15,662)	(14,639)	(30,526)	(28,236)
Selling, general and administrative expenses	(127,457)	(134,298)	(213,736)	(247,610)
Other operating income	287	708	511	810
Income (loss) from operations	14,974	10,094	7,486	(3,725)
Investment income (loss)	—	3	—	(190)
Interest income	254	330	643	552
Other income (expenses), net	(38)	516	141	501
Income (loss)before taxes and equity in affiliates	15,190	10,943	8,270	(2,862)
Income tax (expense) benefit	(3,484)	(2,223)	(1,943)	581
Income (loss) before equity in affiliates	11,706	8,720	6,327	(2,281)
Loss from equity in affiliates	(77)	(76)	(155)	(136)
Net income (loss)	11,629	8,644	6,172	(2,417)
Less: net loss attributable to non-controlling interests	(217)	(884)	(351)	(981)
Net income (loss) attributable to Leju shareholders	11,846	9,528	6,523	(1,436)

Earnings (loss) per share:
Basic	0.09	0.07	0.05	(0.01)
Diluted	0.09	0.07	0.05	(0.01)
Shares used in computation:
Basic	134,574,518	135,259,389	134,341,261	135,117,867
Diluted	136,996,405	135,366,778	136,942,190	135,117,867

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.6312 on June 30, 2016 and USD1 = RMB6.5617 for the six months ended June 30, 2016

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016

Net income (loss)	11,629	8,644	6,172	(2,417)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	594	(4,575)	117	(3,785)

Comprehensive income (loss)	12,223	4,069	6,289	(6,202)

Less: Comprehensive loss attributable to non-controlling interest	(214)	(882)	(351)	(980)

Comprehensive income (loss) attributable to Leju shareholders	12,437	4,951	6,640	(5,222)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	14,974	10,094	7,486	(3,725)
Share-based compensation expense	2,879	3,364	6,834	6,727
Amortization of intangible assets resulting from business acquisitions	3,164	3,083	6,339	6,167
Non-GAAP income from operations	21,017	16,541	20,659	9,169

GAAP net income (loss)	11,629	8,644	6,172	(2,417)
Share-based compensation expense (net of tax)	2,879	3,364	6,834	6,727
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,373	2,312	4,754	4,625
Non-GAAP net income	16,881	14,320	17,760	8,935

Net income (loss) attributable to Leju Shareholder	11,846	9,528	6,523	(1,436)
Share-based compensation expense (net of tax and non-controlling interests)	2,879	3,356	6,834	6,711
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,373	2,312	4,754	4,625
Non-GAAP net income attributable to Leju shareholders	17,098	15,196	18,111	9,900

GAAP net income (loss) per ADS — basic	0.09	0.07	0.05	(0.01)

GAAP net income (loss) per ADS — diluted	0.09	0.07	0.05	(0.01)

Non-GAAP net income per ADS — basic	0.13	0.11	0.13	0.07

Non-GAAP net income per ADS — diluted	0.12	0.11	0.13	0.07

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	134,574,518	135,259,389	134,341,261	135,117,867

Shares used in calculating diluted GAAP net income attributable to shareholders per ADS	136,996,405	135,366,778	136,942,190	135,117,867

Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	136,996,405	135,366,778	136,942,190	135,171,562

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	94,489	76,383	135,254	135,685
Number of discount coupons redeemed (number of transactions)	52,413	49,982	84,524	84,225